March 19, 2025

Christian Kanstrup
Chief Executive Officer
Evaxion Biotech A/S
Dr. Neergaards Vej 5F
2970 H  rsholm
Denmark

       Re: Evaxion Biotech A/S
           Registration Statement on Form F-3
           Filed March 13, 2025
           File No. 333-285778
Dear Christian Kanstrup:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tyler Howes at 202-551-3370 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Michael D. Baird, Esq.